Exhibit 99.1

MHG New composition of Board of Directors

Further to the Annual General Meeting held 22 May and an election process for employee representatives, Marine Harvest ASA is pleased to announce the new composition of its Board of Directors:

•	Ole-Eirik Lerøy (Chairman, not up for election)

•	Leif Frode Onarheim (Vice Chairman, not up for election)

•	Tor Olav Trøim (re-elected for two years)

•	Solveig Strand (re-elected for two years)

•	Michael Parker (not up for election)

•	Cecilie Fredriksen (re-elected for two years)

•	Helène Vibbleus (new election for two years)

•	Stein Mathiesen (employee representative, re-elected for two years)

•	Kjellaug Samland (employee representative, new election for two years)

•	Lars Erik Hestnes (employee representative, new election for two years)

For queries, please contact:
Henrik Heiberg, VP Finance & Treasury, +47 917 47 724

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.